UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2014

On November 12, 2014, the registrant issued a press release pertaining to its results of operations for the three month period ended September 30, 2014 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By	/s/ Carlos A. Boero Hughes
	Name:	Carlos A. Boero Hughes
	Title:	Chief Financial Officer and Chief Accounting Officer

Date: November 12, 2014

adecoagro

3Q14

3Q14
Earnings Release

Conference Call

Nov 13, 2014
11 a.m. (US EST)
1 p.m. (Buenos Aires)
2 p.m. (São Paulo time)
5 p.m. (Luxembourg time)

Tel: (877) 317-6776
Participants calling from the US

Tel: +1 (412) 317-6776
Participants calling from other countries

Access Code: Adecoagro

Investor Relations
Charlie Boero Hughes
CFO

Hernan Walker
IR Manager

Email
ir@adecoagro.com

Website
www.adecoagro.com

AGRO
LISTED
NYSE

Adecoagro recorded Adjusted EBITDA of $70.3 million in 3Q14, representing 60.6% year-over-year growth

Luxembourg, November 12, 2014 – Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), one of the leading agricultural companies in South America, announced today its results for the third quarter of 2014. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards **(IFRS).**

Highlights

Financial & Operating Performance

$ thousands	3Q14	3Q13	Chg %	9M14	9M13	Chg %
Gross Sales	202,766	176,489	14.9%	505,925	474,848	6.5%
Net Sales (1)	196,762	172,284	14.2%	489,531	463,261	5.7%
Adjusted EBITDA (2)						
Farming & Land Transformation	22,566	10,675	111.4%	100,224	50,646	97.9%
Sugar, Ethanol & Energy	54,688	39,233	39.4%	94,110	79,941	17.7%
Corporate Expenses	(6,967)	(6,150)	13.3%	(16,514)	(16,367)	0.9%
Total Adjusted EBITDA	**70,287**	**43,758**	**60.6%**	**177,820**	**114,220**	**55.7%**
Adjusted EBITDA Margin (2)	**35.7%**	**25.4%**	**40.6%**	**36.3%**	**24.7%**	**47.3%**
Net Income	11,246	(6,098)	- %	15,294	(30,445)	- %
Farming Planted Area (Hectares)	219,305	218,572	0.3%	219,305	218,572	0.3%
Sugarcane Plantation Area (Hectares)	123,486	101,270	21.9%	123,486	101,270	21.9%

- In 3Q14, Adecoagro recorded Adjusted EBITDA(2) of $70.3 million, 60.6% higher than in 3Q13. Adjusted EBITDA margin(2) was 35.7% in 3Q14 compared to 25.4% in 3Q13.
- In 9M14 Adjusted EBITDA was $177.8 million, 55.7% higher than in 9M13. Adjusted EBITDA margin grew to 36.3% from 24.7%.
- Gross Sales in 3Q14 reached $202.8 million and $505.9 million in 9M14, showing a 14.9% and 6.5% increase, respectively.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy

(2) Please see "Reconciliation of Non-IFRS measures" starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

2 3Q14 Financial & Operational Performance In our Farming and Land Transformation businesses, Adjusted EBITDA in 3Q14 was $22.6 million, compared to $10.7 million in 3Q13. Since most of our row crops are harvested during the first and second quarter, Adjusted EBITDA in the third quarter is primarily derived from rice and milk sales, and the mark-to-market of grain inventories and commodity hedges. The 111.4% growth in financial performance year-over-year is primarily explained by a $16.6 million gain resulting from the mark-to-market of our soybean and corn derivative hedge positions related to the new 2014/15 crop. On an accumulated basis, 9M14 Adjusted EBITDA totaled $100.2 million, 97.9% higher than 9M13. Year-over-year growth is mainly explained by: (i) increased operational and financial performance in the Crops segment, resulting from higher yields and lower production costs; (ii) higher margins in the Rice segment, resulting from an increase in planted area coupled with lower costs driven by the implementation of efficient production technologies and the devaluation of the Argentine peso; and (iii) a $25.5 million gain in our land transformation business. In the Sugar, Ethanol and Energy business, Adjusted EBITDA during 3Q14 reached an all-time quarterly record of $54.7 million, 39.4% higher than 3Q13. Adjusted EBITDA margin reached 49.2%. This improved performance is primarily explained by: (i) a 3.8% increase in sugarcane content (TRS) coupled with a 6.7% increase in yields; (ii) an increase in sugar, ethanol and energy sales volumes driven by higher year-to-date crushing and production volumes; (iii) a 69.4% and 21.7% increase in energy and ethanol prices, respectively; and (iv) enhanced production efficiencies and operational leverage. Operational and financial performance was partially offset by a commercial strategy to carry ethanol inventories into the off-season seeking higher prices; and lower sugar prices. Year-to-date, Adjusted EBITDA was $94.1 million, $14.2 million or 17.7% higher than the same period of the prior year. Net income in 3Q14 totaled $11.2 million, $17.3 million higher than in 3Q13. On a cumulative basis, net income for 9M14 was $15.3 million, $45.7 million higher than the same period of 2013. Net income was enhanced by operational and financial improvements in the Farming and Sugar & Ethanol businesses. Strategy Execution Independent Farmland Appraisal Report As of September 30, 2014 Cushman & Wakefield (C&W) updated its independent appraisal of Adecoagro’s farmland. Adecoagro’s subsidiaries held 269,923 hectares valued by C&W at $934.4 million. Net of minority interests, Adecoagro’s land portfolio of 257,036 hectares was valued at $884.4 million.(1) Adjusted by the sale of the San Agustin and San Martin farms in November 2013 and December 2013, respectively, the appraised value of our farmland portfolio increased $24.5 million or 2.9%, since September 30, 2013. (1) Please visit www.ir.adecoagro.com for the Cushman & Wakefield 2014 Appraisal Report. Please refer to page 66 of our Annual Report on Form 20-F for the year-ended December 31, 2013 for a description of the methodology employed in the appraisals of our farmland by Cushman & Wakefield. The appraisals of our farmland are only intended to provide an indicative approximation of the market value of our farmland property as of the date of such appraisal based on current market conditions. Accordingly, these appraisals are subject to change based on a host of variables and market conditions.

3Q14

We believe this increase is mainly explained by: (i) the transformation of undermanaged and underdeveloped land into croppable land; (ii) the ongoing transformation or continuous productivity enhancements of all our croppable land; and (iii) land appreciation.

These gains are not reflected in Adecoagro’s financial statements since the Company does not mark-to-market the value of farmland assets on its balance sheet. However, land transformation and appreciation are an important part of Adecoagro’s business strategy and a component of total return on invested capital.

Sugar, Ethanol & Energy Expansion

The construction of the second phase of the Ivinhema mill, which will add 3.0 million tons of nominal crushing capacity, is advancing according to schedule and will be commissioned in March 2015. As of September 30, 2014, we successfully planted 29,565 hectares of sugarcane, 61.0% higher year-over-year, in order to supply our new capacity with quality raw material.

Changes to Executive Management Team & Board of Directors

Renato Junqueira Santos Pereira has been promoted to Director of the Sugar, Ethanol & Energy business and a member of the senior management team. Mr. Junqueira has been Operations Manager for our Sugar, Ethanol & Energy business since 2010 and has vast experience in the Brazilian sugarcane industry. Before joining Adecoagro, he served as the CFO of Usina Moema until it was acquired by Bunge. Renato is an Agricultural Engineer from Universidade de Sao Paulo and holds an MBA from the University of California, Davis.

Marcelo Vieira has assumed the role of non-executive member of the Board of Directors of the Company after retiring from his position as Director of our Sugar, Ethanol & Energy business. Marcelo Vieira has been a member of Adecoagro’s senior management since 2005, and has been instrumental in the development and expansion of the company’s operations. As a board member, Marcelo will continue adding strategic value to the Company.

Paulo Vieira has stepped down as member of the Board of Directors of the Company after almost 10 years of service. Paulo Vieira has provided invaluable guidance and leadership to the Company. We wish Paulo Vieira success with his endeavors and sincerely thank him for his contribution and service.

Sunflower Processing Plant

On October 2, 2014 we inaugurated a state-of-the-art sunflower processing plant located in the city of Pehuajo, Buenos Aires, Argentina. The plant was built in a 50/50 joint venture with CHS Inc., the largest farmer cooperative and one of the largest grain handlers in the US. The plant processes confectionary and black oil sunflower into specialty products such as kernel, in-shell seeds and oil seeds destined to niche markets in Europe, US, and Middle East. The plant required a total investment of $35.2 million, of which 50.6% was financed through local debt. This strategic investment will add synergies and vertical-integration to our sunflower production, enhancing the margins and returns of our Crops business.

Market Overview

Expectations of a record production of grains in the US and worldwilde, coupled with a strong US dollar have provided bearish support for commodity prices. However, strong worldwide demand for corn and soybean could partially absorb the surplus created by a large crop, creating support for prices. In

3Q14

addition, weather conditions and currency developments in Brazil will be a key driver in market direction in the coming months.

During the third quarter of 2014, the Brazilian Center-South harvest reached a total crushing volume of 441.5 million tons, 0.24% below the same period of last year, according to UNICA. The crushing activity was negatively impacted by heavy rains in September 2014, which disrupted harvesting operations in the main sugarcane regions, coupled with lower cane yields. Raw sugar prices fell sharply during 3Q14, reaching the lowest levels since April 2009, but partially recovering by the end of the quarter. On average, sugar VHP prices were 8.0% lower compared to 2Q14 and 5.0% lower year-over-year. Ethanol prices decreased during the third quarter, with hydrous and anhydrous prices decreasing 3.0% and 4.0%, respectively. However, when compared to same period of last year, prices remained 8.0% higher. Energy prices, from July to September 2014 were 173.0% above the same period of last year and are expected to remain strong, given that the southeast reservoirs are 46.8% lower than same period of 2013.

Operating Performance

Farming Business

2013/14 Harvest Year

As of September 30, 2014, we completed the 2013/14 harvest year. A total of 219,305 hectares were harvested, producing a total of 848,843 tons of diversified crops compared to 699,179 tons in 2013. The increase in production was a result of a slightly larger harvest area and an increase in yields in the majority of our crops. While lack of rain during December and early January 2014 slightly impacted our early corn and sunflower yields, moderate and timely rains from January through April 2014 allowed our crops in the adecoagro
3Q14

Northwest of Argentina, and our soy and corn crops in the Humid Pampas to develop above expectations. Accordingly, yields during the 2013/14 season were significantly better than the previous season. The higher performance was enhanced by the fact that the 2012/13 harvest year experienced a drought in the Humid Pampas and in the North of Argentina which negatively impacted the crops during their critical growth cycles.

2014/15 Harvest Year

2014/15 Harvest Year - New Crop Preliminary Planting Plan					
Crops	Planting Plan (hectares)			2014/2015 Planted Area	
	2014/15E	2013/14	Chg %	Planted	% Planted
Soybean	67,293	58,691	14.7%	-	0.0%
Soybean 2nd Crop	34,576	24,290	42.3%	-	0.0%
Corn (1)	32,447	45,578	(28.8%)	7,568	23.3%
Corn 2nd Crop	7,364	5,634	30.7%	-	0.0%
Wheat (2)	37,169	29,412	26.4%	37,169	100.0%
Sunflower	12,514	12,880	(2.8%)	2,890	23.1%
Cotton	3,160	6,217	(49.2%)	-	0.0%
Total Crops	**194,521**	**182,701**	**6.5%**	**47,627**	**24.5%**
Rice	34,730	36,604	(5.1%)	16,337	47.0%
Total Farming	**229,251**	**219,305**	**4.5%**	**63,964**	**27.9%**
Owned Croppable Area	124,029	133,584	(7.2%)		
Leased Area	63,283	55,797	13.4%		
Second Crop Area	41,940	29,923	40.2%		
Total Farming Area	**229,251**	**219,305**	**4.5%**		

(1) Includes sorghum
(2) Includes barley

We are fully focused on successfully completing the 2014/15 crop planting plan on schedule. A total of 63,964 thousand hectares have been planted as of September 30, 2014.

As of June and early July, the winter crops had been fully seeded. We have begun to harvest some of the wheat in the northwest and northeast of Argentina, and are seeing yields in line with our expectations. The wheat crop in the Humid Pampas has developed normally due to climatic conditions in line with historical averages. If weather remains favorable, all our winter crops should be fully harvested by December 2014.

During August, we began planting and irrigating the rice fields. Conditions have been favorable and we should expect to complete seeding by the end of November.

During mid-October, we also began planting the summer crops, with corn and sunflower in our northeast farms completed. In the Humid Pampas, early corn has been fully planted and we have recently began to plant sunflower and soybeans under good humidity conditions which should allow the plant to develop normally.

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3Q14

Sugar, Ethanol & Energy Business

Sugar, Ethanol & Energy - Selected Production Data							
	metric	3Q14	3Q13	Chg %	9M14	9M13	Chg %
Crushed Cane	tons	2,744,705	2,816,913	(2.6%)	4,936,798	4,663,800	5.9%
Own Cane	tons	2,321,237	2,275,292	2.0%	4,345,132	4,087,391	6.3%
Third Party Cane	tons	423,468	541,621	(21.8%)	591,666	576,410	2.6%
Sugar Produced	tons	167,331	155,635	7.5%	278,878	237,002	17.7%
Ethanol Produced	M3	115,058	120,172	(4.3%)	201,254	198,154	1.6%
Hydrous Ethanol	M3	80,108	49,543	61.7%	126,076	86,733	45.4%
Anhydrous Ethanol	M3	34,951	70,628	(50.5%)	75,178	111,421	(32.5%)
Exported Energy	MWh	162,788	128,571	26.6%	283,075	210,817	34.3%
Planting - Expansion & Renewal Area	hectares	10,039	6,643	51.1%	29,565	18,367	61.0%
Total Harvested Area	hectares	29,723	31,088	(4.4%)	55,006	55,016	(0.0%)
Sugarcane Plantation	hectares	123,486	101,270	21.9%	123,486	101,270	21.9%

During 3Q14 our mills crushed a total of 2.7 million tons of sugarcane, 2.6% below 3Q13. The reduction was a result of a greater amount of rainy days in Mato Grosso do Sul, especially during July and September, which caused some harvest disruptions resulting in a 9.0% reduction in the number of effective milling days. Less milling days were offset by an 8.0% increase in milling efficiency at our mills, from 37.4 thousand tons per effective day to 40.4 thousand tons per day.

On a year-to-date basis, milling during the 2014/15 season was 4.9 million tons, representing a 5.9% increase over the same period of the previous year. The increase in milling was driven by (i) enhanced production efficiencies resulting in a 9.0% increase in daily crushing volume; (ii) a 6.3% increase in yields; and (iii) a 21.9% expansion of our sugarcane plantation. The increase in milling has allowed us to increase production of sugar, ethanol and energy by 17.7%, 1.6% and 34.3% respectively, compared to the same period of the previous year.

As a result of the enhancements in our agricultural operations and the training of our teams coupled with favorable weather throughout the harvest year, the development of our sugarcane plantation was enhanced. Sugarcane yields during the quarter increased by 6.7%, from 73.2 to 78.1 tons per hectare, coupled with a 3.8% increase in sugar content (TRS).

Energy exports in 3Q14 increased by 26.6% to 162,788 MWh, driven by enhanced efficiency and operational performance of our high-pressure steam boilers, primarily at our Ivinhema mill.

As of September 2014, our sugarcane plantation reached 123,486 hectares, representing a 21.9% growth year-over-year. Expanding and replanting our plantation continues to be a key strategy to supply our mills at full capacity and increase the productivity and quality of our plantation. During 3Q14 we planted a total of 10,039 hectares, driving year-to-date planting to 29,565 hectares, 61.0% higher than in the previous year.

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adecoagro
3Q14

Financial Performance

Farming & Land Transformation Businesses

Farming & Land transformation business - Financial highlights						
$ thousands	3Q14	3Q13	Chg %	9M14	9M13	Chg %
Gross Sales						
Farming	85,647	100,224	(14.5%)	252,179	273,536	(7.8%)
Total Sales	**85,647**	**100,224**	**(14.5%)**	**252,179**	**273,536**	**(7.8%)**
Adjusted EBITDA (1)						
Farming	22,633	10,675	112.0%	74,716	43,727	70.9%
Land Transformation	(67)	-	- %	25,508	6,919	268.7%
Total Adjusted EBITDA (1)	**22,566**	**10,675**	**111.4%**	**100,224**	**50,646**	**97.9%**
Adjusted EBIT (1)(2)						
Farming	20,845	8,629	141.6%	69,278	37,303	85.7%
Land Transformation	(67)	-	- %	25,508	6,919	268.7%
Total Adjusted EBIT (1)(2)	**20,778**	**8,629**	**140.8%**	**94,786**	**44,222**	**114.3%**

Adjusted EBIT(1) for the Farming and Land Transformation businesses in 3Q14 was $20.8 million, $12.1 million higher than 3Q13. On a cumulative basis, 9M14 Adjusted EBIT was $94.8 million, 114.3% higher than the same period of the previous year.

In the Farming Business, Adjusted EBIT for 9M14 increased by 85.7% to $69.3 million, explained by: (i) gains generated by the mark-to-market of our soybean and corn derivative hedge position; (ii) higher yields generated by most of our crops as a result of climatic conditions in line with historical averages, contrasted to last years drought; (iii) lower production costs driven by enhanced operating efficiencies coupled with the devaluation of the Argentine peso; and (iv) a larger planted area of owned and leased land.

In the Land Transformation Business, Adjusted EBIT for the nine months of 2014 increased by 268.7% favored by the sale of a 49.0% stake in Global Anceo S.L.U. and Global Hisingen S.L.U in 2Q14.

(1) Please see "Reconciliation of Non-IFRS measures" starting on page 26 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation, amortization and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation, and unrealized changes in fair value of long-term biological assets (sugarcane, coffee and cattle) plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.

(2) Adecoagro uses the Adjusted EBIT performance measure rather than Adjusted EBITDA to compare its different farming businesses. Different farming businesses or production models may have more or less depreciation or amortization based on the ownership of fixed assets employed in production. Consequently, similar type costs may be expensed or capitalized. For example, Adecoagro's farming business in Argentina is based on a "contractor" production model, whereby Adecoagro hires planting, harvesting and spraying services from specialized third party machine operators. This model minimizes the ownership of fixed assets, thus, reducing depreciation and amortization. On the other hand, operating fees are expensed increasing our production costs. The Adjusted EBIT performance measure controls for such differences in business models and we believe is a more appropriate metric to compare the performance of the company relative to its peers.

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adecoagro
3Q14

Crops

Crops - Highlights	metric	3Q14	3Q13	Chg %	9M14	9M13	Chg %
Gross Sales	*$ thousands*	53,810	66,087	(18.6%)	152,268	169,024	(9.9%)
	thousand tons	229.9	244.1	(5.8%)	571.6	583.9	(2.1%)
	$ per ton	234.0	271.0	(13.6%)	266.4	289.0	(7.8%)
Adjusted EBITDA	*$ thousands*	18,228	5,833	212.5%	50,918	28,704	77.4%
Adjusted EBIT	***$ thousands***	**17,729**	**5,333**	**232.4%**	**49,425**	**27,086**	**82.5%**
Planted Area (1)	*hectares*	152,778	147,895	3.3%	152,778	147,895	3.3%

(1) Does not include second crop planted area.

Since most of our crops are harvested during the first and second quarters, Adjusted EBIT during 3Q14 is mainly derived from the mark-to-market of inventories and derivative hedge positions. Adjusted EBIT for our crops segment during 3Q14 reached $17.7 million, $12.4 million higher than in 3Q13. The higher year-over-year performance is primarily explained by: (i) a $16.6 million gain from our derivative hedge position (mainly soy and corn) in 3Q14 compared to a $1.7 million gain in 3Q13. Performance was partially offset by (i) a $2.9 million lower gain in 3Q14 from changes in net realizable value of agricultural produce after harvest compared to a $5.3 million gain in 3Q13.

Crops - Gross Sales Breakdown	Amount ($ '000)			Volume (tons)			$ per unit		
Crop	**3Q14**	**3Q13**	**Chg %**	**3Q14**	**3Q13**	**Chg %**	**3Q14**	**3Q13**	**Chg %**
Soybean	13,021	10,440	24.7%	38,028	30,896	23.1%	342	338	1.3%
Corn (1)	34,230	48,650	(29.6%)	176,568	203,485	(13.2%)	194	239	(18.9%)
Wheat (2)	655	3,134	(79.1%)	3,214	8,698	(63.0%)	204	360	(43.5%)
Sunflower	2,900	-	- %	6,954	-	- %	417	-	- %
Cotton	3,356	2,077	- %	5,152	1,058	- %	-	1,963	- %
Others	(352)	1,785	(119.7%)	-	-	-	-	-	-
Total	**53,810**	**66,087**	**(18.6%)**	**229,916**	**244,137**	**(5.8%)**			
	Amount ($ '000)			**Volume (tons)**			**$ per unit**		
Crop	**9M14**	**9M13**	**Chg %**	**9M14**	**9M13**	**Chg %**	**9M14**	**9M13**	**Chg %**
Soybean	71,039	66,228	7.3%	196,440	182,206	7.8%	362	363	(0.5%)
Corn (1)	63,213	77,107	(18.0%)	320,591	335,788	(4.5%)	197	230	(14.1%)
Wheat (2)	7,275	11,968	(39.2%)	31,229	44,924	(30.5%)	233	266	(12.6%)
Sunflower	6,796	8,021	(15.3%)	17,938	19,450	(7.8%)	379	412	(8.1%)
Cotton	3,689	3,009	22.6%	5,353	1,581	238.5%	689	1,903	(63.8%)
Others	256	2,690	(90.5%)	-	-	-	-	-	-
Total	**152,268**	**169,024**	**(9.9%)**	**571,551**	**583,949**	**(2.1%)**			

(1) Includes sorghum

(2) Includes barley

Note: Prices per unit are a result of the averaging of different local market prices such as FAS Rosario (Arg), FOB Nueva Palmira (Uru) and FOT Luis Eduardo Magalhaes (BR)

Crops sales during 3Q14 and 9M14 were 18.6% and 9.9% respectively below the same periods of the previous year, driven by (i) lower commodity prices; (ii) lower physical sales volumes of corn, soybean and sunflower as a result of a slower selling pace.

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Crops - Changes in Fair Value Breakdown										
9M14	metric	Soy	Soy 2nd Crop	Corn	2nd Crop	Wheat	Sunflower	Cotton	Total
2013/14 Harvest Year									
Total Harvested Area	***Hectares***	**58,691**	**24,290**	**45,740**	**5,634**	**29,411**	**12,880**	**6,217**	**182,862**
Area harvested in previous periods	*Hectares*	58,492	22,241	20,957	1,401	29,411	12,880	1,186	146,569
Area harvested in current period	*Hectares*	199	2,049	24,783	4,233	-	-	5,031	36,293
Planted area with significant biological growth	*Hectares*	-	-	-	-	-	-	-	-
Changes in Fair Value 9M14 from harvested area 2013/14 (i)	***$ thousands***	**18,671**	**7,727**	**14,993**	**1,837**	**557**	**2,283**	**(623)**	**45,445**
2014/15 Harvest Year									
Total Planted Area	*Hectares*	**-**	**-**	**7,568**	**-**	**37,169**	**2,890**	**-**	**47,627**
Area planted in initial growth stages	*Hectares*	-	-	7,568	-	15,981	2,890	-	26,439
Area planted with significant biological growth	*Hectares*	-	-	-	-	21,188	-	-	21,188
Changes in Fair Value 9M14 from planted area 2014/15 (ii)	***$ thousands***					**(1,588)**			**(1,588)**
Total Changes in Fair Value in 9M14 (i+ii)	***$ thousands***	**18,671**	**7,727**	**14,993**	**1,837**	**(1,031)**	**2,283**	**(623)**	**43,857**

The table above shows the gains and losses from crop production generated in 9M14, related to the 2013/14 harvest and the new 2014/15 crop. During 3Q14 we harvested 36,293 hectares, completing the total area of 182,862 hectares. The 2013/14 harvest generated initial recognition and changes in Fair Value of biological assets of $45.4 million.

The 2014/15 harvest year commenced mid-September 2014. As of September 30, 2014, a total of 47,627 hectares were seeded, of which 21,188 hectares of wheat had attained significant biological growth. This generated Changes in Fair Value of negative $1.6 million, primarily explained by a decrease in commodity prices.

On a consolidated basis, year to date Changes in Fair Value was $43.9 million, of which $34.1 million had been recognized in 1Q14, $8.8 million in 2Q14 and $1.0 million in 3Q14.

Rice

Rice - Highlights	metric	3Q14	3Q13	Chg %	9M14	9M13	Chg %
Gross Sales	*$ thousands*	21,780	24,856	(12.4%)	75,123	78,266	(4.0%)
	thousand tons (1)	44.2	60.5	(26.9%)	191.4	192.7	(0.7%)
	$ per ton	493	411	19.9%	392	406	(3.4%)
Adjusted EBITDA	*$ thousands*	1,176	2,357	(50.1%)	16,467	6,952	136.9%
Adjusted EBIT	***$ thousands***	**378**	**1,216**	**(68.9%)**	**13,997**	**3,277**	**327.1%**
Area under production (2)	*hectares*	36,604	35,249	3.8%	36,604	35,249	3.8%
Rice Mills							
Total Processed Rice	*thousand tons* (1)	22.9	35.3	(35.0%)	98.1	107.6	(8.9%)
Sales of Rice and Subproducts	*thousand tons* (1)	44.2	60.5	(26.9%)	191.4	192.7	(0.7%)
Ending stock	*thousand tons* (1)	53.5	90.4	(40.8%)	53.5	81.1	(34.0%)

(1) Of rough rice equivalent.
(2) Areas under production correspond to the 2013/14 and 2012/13 harvest years

Adjusted EBIT corresponding to Adecoagro's rice segment is primarily explained by the results generated by the biological growth and harvest of the crop. The rice crop is planted during the end of the third quarter,

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it grows mainly throughout the fourth quarter, and is mostly harvested during the first quarter of the following year. Accordingly the majority of the segment's Adjusted EBIT is generated between the fourth quarter of the year and first quarter of the following year.

Adjusted EBIT during 3Q14 stood at $0.4 million compared to $1.2 million in 3Q13. Lower results during the quarter were caused by a 12.4% decrease in sales with respect to 3Q13, driven by lower sales and offset by higher prices. On an accumulated basis, Adjusted EBIT during 9M14 was $14.0 million, representing a $10.7 million increase over 9M13. It must be highlighted that over $12.1 million had been recognized in 1Q14 as a result of the biological growth and harvest of the 2013/14 crop. The significant increase over 9M13 was a result of: (i) an increase in margins per hectare as a result of lower production costs explained by the implementation of zero-level farming technology over 44.0% of our rice farms and the devaluation of the Argentine peso, which reduced our peso denominated costs measured in dollar terms; (ii) a 3.8% increase in planted area; and (iii) yields in line with historical averages. Adjusted EBIT for the first nine months of 2014 were partially offset by a 4.0% decrease in sales on account of a drop in prices from $406 per ton in 9M13 to $392 dollars per ton in 9M14.

The table below provides a breakdown into the margin recognized throughout the biological growth and the harvest of our rice.

Rice - Changes in Fair Value Breakdown		
As of September 30, 2014	**metric**	**Rice**
2013/14 harvest year		
Total Planted Area	*Hectares*	36,604
Area harvested in current period	*Hectares*	-
Changes in Fair Value 3Q14 from harvested area in 2013/14 (ii)	***$ thousands***	**11,995**
2014/15 harvest year		
Total Planted Area Plan	*Hectares*	34,730
Area remaining to be planted	*Hectares*	18,393
Planted area in initial growing stages	*Hectares*	13,587
Planted area with significant biological growth	*Hectares*	2,750
Changes in Fair Value 1Q14 from planted area 2014/15 with significant biological growth (i)	***$ thousands***	**17**
Total Changes in Fair Value in 3Q14 (i+ii)	***$ thousands***	**12,012**

During the 9-month period ended September 30, 2014, the rice crop generated Changes in Fair Value of $12.0 million. The 2013/14 crop, which was harvested during 1Q14 generated $11.9 million while the new 2014/15 rice crop generated $ 0.02 million this quarter from the biological growth of 2,750 planted hectares. As explained above, higher margins, and an increase in planted area enhanced the performance of the segment. As we continue the transformation and zero-leveling of our rice farms, we expect yields and margins to significantly improve over the next two years.

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Dairy

Dairy - Highlights							
	metric	3Q14	3Q13	Chg %	9M14	9M13	Chg %
Gross Sales	*$ thousands* [1]	9,708	8,231	17.9%	23,651	22,475	5.2%
	million liters [2]	20.1	19.0	6.0%	57.2	51.6	9.1%
	$ per liter [3]	0.38	0.40	(3.3%)	0.38	0.40	(6.1%)
Adjusted EBITDA	*$ thousands*	3,038	2,382	27.5%	6,674	6,809	(2.0%)
Adjusted EBIT	***$ thousands***	**2,649**	**2,141**	**23.7%**	**5,510**	**6,033**	**(8.7%)**
Milking Cows	*average heads*	6,538	6,140	6.5%	6,410	5,991	7.0%
Cow Productivity	*liter/cow/day*	34.1	34.2	(0.2%)	33.2	32.0	3.8%
Total Milk Produced	*million liters*	20.5	19.3	6.3%	58.2	52.4	9.1%

(1) includes sales of powdered milk, and sales of culled cows and fattened male cows
(2) includes liters of milk destined towards powdered milk production
(3) Sales price reflects the sale of fluid milk

Milk production reached 20.5 million liters in 3Q14 and 58.2 million liters in 9M14, marking a 6.3% and a 9.1% respective increase over the same periods of the previous year. During the quarter, cow productivity reached 34.1 liters per day, relatively in line with 3Q13. The growth in milk production can be primarily attributed to a 6.5% increase in our milking cow herd which rose from 6,140 to 6,538.

Despite lower milk prices, gross sales during 3Q14 reached $9.7 million and $23.7 million in 9M14, respectively 17.9% and 5.2% above the same periods of the previous year. Sales growth is primarily explained by the sale of 623 tons of whole milk powder produced via a tolling agreement.

Adjusted EBIT reached $2.6 million in 3Q14, 23.7% higher than 3Q13. Cumulative Adjusted EBIT during 9M14 stood at $5.5 million reflecting an 8.7% decrease over 9M13. Despite improved operational and productive performance, the decrease year-over-year is explained by the sale of 'La Lacteo' milk processing facility in 2Q13, which generated an extraordinary gain of $1.8 million. Therefore, adjusted for the sale of 'La Lacteo', Adjusted EBIT in 9M14 was actually 29.1% higher than the previous period.

All Other Segments

All Other Segments - Highlights							
	metric	3Q14	3Q13	Chg %	9M14	9M13	Chg %
Gross Sales	*$ thousands*	349	1,050	(66.8%)	1,137	3,770	(69.8%)
Adjusted EBITDA	*$ thousands*	191	103	- %	657	1,262	(47.9%)
Adjusted EBIT	*$ thousands*	**89**	**(61)**	**(245.9%)**	**346**	**907**	**(61.9%)**

All Other Segments encompasses our Cattle and Coffee segments. Our Cattle segment consists of over 63 thousand hectares of pasture land that is not suitable for crop production and as a result is leased to third parties for cattle grazing activities.

Adjusted EBIT for All Other Segment decreased by $0.2 million in 3Q14 and by $0.6 million in 9M14, mainly as a result of less hectares being leased to cattle farmers.

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Land transformation business

Land transformation - Highlights							
	metric	3Q14	3Q13	Chg %	9M14	9M13	Chg %
Adjusted EBITDA	*$ thousands*	(67)	-	- %	25,508	6,919	268.7%
Adjusted EBIT	***$ thousands***	**(67)**	**-**	**- %**	**25,508**	**6,919**	**268.7%**
Land sold	*Hectares*	-	-	- %	-	5,607	(100.0%)

There were no farm sales during 3Q14 and 3Q13. However, land transformation is an ongoing process in the Company, which consists of transforming underdeveloped and/or undermanaged land into high yielding crop farms. Adecoagro is currently engaged in the transformation of several farms, especially in the northeastern region of Argentina, where farms formerly used for cattle grazing are being successfully transformed into high yielding rice farms.

The company is continuously seeking to recycle its capital by disposing of a portion of its developed farms and by acquiring farms with higher potential for transformation. This allows the company to monetize the capital gains generated by its transformed farms and allocate its capital to projects that generate higher risk-adjusted returns, thereby enhancing return on invested capital.

Sugar, Ethanol & Energy business

Sugar, Ethanol & Energy - Highlights						
$ thousands	3Q14	3Q13	Chg %	9M14	9M13	Chg %
Net Sales (1)	111,115	71,996	54.3%	237,352	189,726	25.1%
Gross Profit Manufacturing Activities	42,029	32,027	31.2%	92,244	83,034	11.1%
Adjusted EBITDA	**54,688**	**39,233**	**39.4%**	**94,110**	**79,941**	**17.7%**
Adjusted EBITDA Margin	49.2%	54.5%	(9.7%)	39.7%	42.1%	(5.9%)

(1) Net Sales are calculated as Gross Sales net of sales taxes.

Adjusted EBITDA in 3Q14 reached a quarterly record of $54.7 million, 39.4% higher than 3Q13. The improved performance was primarily driven by: (i) higher sugarcane yields and TRS content; (ii) an increase in sugar, ethanol and energy sales volumes, particularly sugar, resulting from higher year-to-date crushing and production volumes; (iii) a 69.4% and 21.7% increase, respectively, in energy and ethanol realized prices; and (iv) enhanced production efficiencies and operational leverage in our cluster. Operating and financial performance was offset by (i) a 11.2% decrease in realized sugar prices; (ii) a 2.6% reduction in sugarcane crushing compared to 3Q13, as a result of a greater amount of rainy days which caused minor harvest disruptions and slowed down the pace of crushing; and (iii) the execution of an ethanol carry strategy which will allow us to build inventories to sell at higher expected prices towards the end of the year and the inter-harvest season.

During 3Q14, we engaged in the commercialization of 17,841 tons of sugar from third parties, capturing efficiencies and synergies with our operations. Although these transactions generate an additional source of revenue and profit for our business, EBITDA margins are significantly lower than our core operation. This explains the 9.7% fall in Adjusted EBITDA margins during the quarter. 3Q14 Adjusted EBITDA margin, net of commercialization transactions, was 53.4%, only 3.2% below 3Q13.

On a consolidated basis, our mills have crushed 4.9 million tons of sugarcane, 5.9% above last year. Adjusted EBITDA for the first 9-months of 2014 has reached $94.1 million, 17.7% higher year-over-year.

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This has been possible given our focus on the expansion and renewal of our sugarcane plantation to supply our growing capacity.

Sugar, Ethanol & Energy - Net Sales Breakdown [1]									
	$ thousands			Units			($/unit)		
	3Q14	3Q13	Chg %	3Q14	3Q13	Chg %	3Q14	3Q13	Chg %
Sugar (tons)	68,291	43,554	56.8%	174,664	98,875	76.7%	391	440	(11.2%)
Ethanol (cubic meters)	24,031	18,110	32.7%	45,122	41,393	9.0%	533	438	21.7%
Energy (Mwh)	18,793	10,397	80.8%	162,788	152,578	6.7%	115	68	69.4%
TOTAL	111,115	72,060	54.2%						
	$ thousands			Units			($/unit)		
	9M14	9M13	Chg %	9M14	9M13	Chg %	9M14	9M13	Chg %
Sugar (tons)	111,710	83,610	33.6%	284,144	199,297	42.6%	393	420	(6.3%)
Ethanol (cubic meters)	90,487	87,072	3.9%	164,899	147,785	11.6%	549	589	(6.9%)
Energy (Mwh)	35,154	18,765	87.3%	283,073	238,529	18.7%	124	79	57.9%
TOTAL	237,352	189,446	25.3%						

1) Net Sales are calculated as Gross Sales net of ICMS, PIS, CONFINS, INSS and IPI taxes.

In 3Q14, net sales for the Sugar, Ethanol & Energy business reached $111.1 million, 54.2% above 3Q13. Sales volumes for sugar, ethanol and energy, increased by 76.7%, 9.0% and 6.7% respectively compared to 3Q13, mainly driven by the year-to-date growth in milling and the increase in sugarcane yields and TRS content.

Sugar prices fell sharply during 3Q14, reaching 13.50 USc/lb on September 19, 2014, for the first time since April 2009, but partially recovering by the end of the quarter. Our realized prices where on average 11.2% lower year-over-year. Despite the fall in prices, sugar net sales reached $68.3 million, 56.8% higher than 3Q13, driven by a 76.7% increase in volumes sold. The increase in sales volumes was enhanced by (i) higher sugarcane yields and TRS content; (ii) an increase in the sugar production mix from 44.1% to 47.2%; and (iii) the commercialization of 17,841 tons of sugar from third parties to generate efficiency and synergies with our logistic and commercial operations – without considering these third party transactions, net sales would have reached $58.5 million and sales volume 156,823 tons, 34.2% and 58.6% above 3Q14, respectively.

In the case of ethanol, a 21.7% increase in realized prices in 3Q14 coupled with a 9.0% increase in our sales volumes, resulted in a 32.7% increase in net sales. Our ethanol inventory increased by 69,046 cubic meters representing a 174.5% growth versus 2Q14, as part of a commercial carry strategy to capture higher prices towards the end of the crushing season. As a result, net sales during 3Q14 reached $24.0 million, $5.9 million or 32.7% higher than the same period of 2013.

During 3Q14, energy net sales reached $18.8 million, $8.4 million or 80.8% higher than 3Q13. The increase in energy sales during 3Q14 can be attributed to (i) the enhanced operational performance of our high-pressure steam boilers which resulted in a 30.2% increase in energy exports per ton of sugarcane crushed; and (ii) higher spot energy prices which increased our realized prices by 69.4%. As discussed in the previous quarters, since early February 2014, energy spot prices have been trading at or around 822.8 BRL/MWh, which is the cap imposed by the Brazilian government. The increase in prices has been driven by a strong drought during summer, which resulted in extremely low water levels in hydropower reservoirs, causing the high cost fossil fuel reserve power plants to operate at full capacity. During the quarter, the percentage of water in the reservoirs was on average 46.8% lower than the same period of the previous year.

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Sugar, Ethanol & Energy - Industrial indicators							
	metric	3Q14	3Q13	Chg %	9M14	9M13	Chg %
Milling Cluster	tons	2,321,225	2,369,630	(2.0%)	4,134,098	3,859,409	7.1%
Milling UMA	tons	423,480	447,283	(5.3%)	802,700	804,391	(0.2%)
Milling Total	**tons**	**2,744,705**	**2,816,913**	**(2.6%)**	**4,936,798**	**4,663,800**	**5.9%**
Own sugarcane	%	100.0%	80.8%	23.8%	88.0%	87.6%	0.4%
Sugar mix in production	%	47.2%	44.1%	7.2%	46.0%	42.1%	9.1%
Ethanol mix in production	%	52.8%	55.9%	(5.7%)	54.0%	57.9%	(6.6%)
Exported energy per ton crushed	KWh/ton	59.3	45.6	30.2%	57.4	45.2	26.9%

A total of 2.7 million tons of sugarcane were milled during 3Q14 and 4.9 million tons since the start of the harvest season. While higher amount of rainfall during the quarter resulted in a 2.6% decrease in crushing with respect to 3Q13, crushing year-to-date was 5.9% higher than for the same period of the previous year.

Year to date 88.0% of our sugarcane crushed was grown and harvested by Adecoagro. Supplying our mills with quality raw material at low costs, allows us to control the quality and flow of the sugarcane delivered at the mill, leverages our agricultural expertise to maximize sugarcane yields and sugar content, and ultimately allows us to become the low cost producer. Accordingly, year to date we planted 29,565 hectares, reaching a total plantation size of 123,486 hectares, 21.9% larger than in 9M13. This new cane area will allow us to supply the new milling capacity at the Ivinhema mill as of next year.

In terms of production mix, during 3Q14, 47.2% of the sugar content (TRS) was shifted towards sugar production and 52.8% towards ethanol. The mix has favored ethanol production, specifically hydrous ethanol production, given the more attractive spot market prices and relative margins (considering Mato Grosso do Sul tax incentives for ethanol).

Cogeneration efficiency ratios, measured by kilowatt hours (KWh) per ton of cane milled, increased by 30.2% during the quarter from 45.6 KWh/ton in 3Q13 to 59.3 KWh/ton in 3Q14. Year-to-date, efficiency ratios stood at 57.4 KWh/ton, 26.9% higher than the previous year. The improved performance can be primarily attributed to enhanced operational efficiencies at our Ivinhema mill, since its start-up last year. The increased efficiency has resulted in a 26.6% increase in cogeneration exports (measured in MWh) during 3Q14 and a 34.3% increase in 9M14.

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Sugar, Ethanol & Energy - Changes in Fair Value						
		3Q14			3Q13	
Biological Asset						
	thousand	*Hectares*	*$/hectare*	*$*	*Hectares*	*$/hectare*
(+) Sugarcane plantations at end of period	279,464	119,011	2,348	215,875	101,270	2,132
(-) Sugarcane plantations at begining of period	(283,494)	110,822	2,558	(208,151)	94,214	2,209
(-) Planting investment	(34,763)	10,039	3,463	(20,950)	6,643	3,154
(-) Exchange difference	30,790			1,345		
Changes in Fair Value of Biological Assets	**(8,003)**			**(11,881)**		
Agricultural produce						
	thousand	Tons	$/ton	$	Tons	$/ton
(+) Harvested own sugarcane tranfered to mill [1]	(68,590)	2,321,237	29.5	60,458	2,279,950	26.5
(-) Crop maintenance costs	(13,184)		(5.7)	(12,136)		(5.2)
(-) Leasing costs	(10,857)		(4.7)	(11,172)		(4.8)
(-) Harvest costs	(40,902)		(17.6)	(33,199)		(14.3)
Changes in Fair Value of Agricultural Produce	**3,647**			**3,951**		
Total Changes in Fair Value	**(4,356)**			**(7,930)**		

(1) prices of sugarcane are set by Consecana which is the Council of Sugarcane, Sugar and Ethanol Producers in the State of São Paulo.

In 3Q14, Changes in Fair Value of Biological Assets for the sugar, ethanol and energy business stood at negative $8.0 million in 3Q14 compared to negative $11.9 million in 3Q13. Results were negatively affected by a decrease in the Fair Value of our sugarcane plantations, from an average of $2,558 per hectare at the beginning of the period, to $2,348 per hectare at the end of the period. The decrease in the value of our sugarcane plantation was explained by: (i) the loss in value of the sugarcane plantation as a result of the ongoing harvest; (ii) lower sugar prices included in the DCF model used to estimate the fair value of our sugarcane plantation; and (iii) the depreciation of the Brazilian Real.

Changes in Fair Value of Agricultural Produce or gains derived from sugarcane production reached $3.6 million in 3Q14 compared to $4.0 million in 3Q13. This decrease is primarily explained by higher maintenance and harvest costs as a result of the purchase of additional agricultural equipment and the expansion of our agricultural team, which is being trained in preparation for the additional 3.0 million tons of crushing capacity we expect to have next year. The increase in production costs was offset by an 11.4% increase in the Consecana price index that is used to value the transfer of sugarcane from the farm to the mill.

Agricultural Produce - Productive Indicators	metric	3Q14	3Q13	Chg %	9M14	9M13	Chg %
Harvested own sugarcane	tons	2,321,237	2,275,292	2.0%	4,345,132	4,087,391	6.3%
Harvested own area	Hectares	29,723	31,088	(4.4%)	55,006	55,016	(0.0%)
Yield	tons/hectare	78.1	73.2	6.7%	79.0	74.3	6.3%
TRS content	kg/ton	136.0	131.0	3.8%	129.0	126.2	2.2%
TRS per hectare	kg/hectare	10,621	9,590	10.8%	10,190	9,376	8.7%
Mechanized harvest	%	96.0%	94.7%	1.3%	96.0%	87.7%	9.5%

The table above shows productive indicators related to our owned sugarcane production (agricultural produce) which is planted, harvested, and then transferred to our mills for processing. Sugarcane yields during the quarter were 78.1 tons per hectare, marking a 6.7% increase over 3Q13 yields. Year to date, yields have increased by 6.3%, from 74.3 tons per hectare in 9M13 to 79.0 tons per hectare in 9M14. The increase was primarily a result of (i) a younger cane produced by the expansion and renewal of our

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plantation and; (ii) favorable rains between January and May 2014 which allowed for normal crop development.

While higher amounts of rainfall during the period stimulated plant growth and yields, TRS levels were indirectly affected by the sugarcane biological growth process, which requires it to consume its sugar content (TRS) in order to gather the sufficient amount of energy to grow. TRS levels reached 136.0 kg/ton in 3Q14 and 129.0 kg/ton in 9M14 marking 3.8% and 2.2% increase respectively, over the same period of the previous year. The increase with respect to the previous year is primarily a result of excess rains and a frost during the 2013/14 season, which significantly affected the crops sugar content. Moderate climatic conditions during the current 2014/15 season have allowed the plant to develop normally showing a slight improvement in TRS content. These two effects combined, resulted in a 8.7% increase in TRS per hectare, from 9.4 tons per hectare in 9M13 to 10.2 tons per hectare in 9M14.

Commodity Hedging

Adecoagro's financial performance is affected by the volatile price environment inherent to agricultural commodities. The company uses both forward contracts and derivative markets to mitigate swings in prices by locking in margins and stabilizing profits and cash flow.

The table below shows the average selling prices for Adecoagro's physical sales (i.e., volumes and average prices including both sales invoiced/delivered and fixed-price forward and futures contracts).

Total Volume and Average Prices				
Farming	**Country**	**Volume (thousand tons)**	**Local Sale price FAS $/ton**	**Local Sale price FOB cts/bushel (1)**
2013/14 Harvest Year				
Soybean	Argentina	158.4	284	1,248
	Brazil	15.3	415	1,370
	Uruguay	19.7	483	1,369
Corn	Argentina	254.9	178	611
	Brazil	9.9	153	615
	Uruguay	4.4	222	615
Wheat	Argentina	52.4	294	1,090
	Uruguay	8.8	288	837
2014/15 Harvest Year				
Soybean	Argentina	150.6	276	1,214
	Brazil	13.8	376	1,254
	Uruguay	6.8	414	1,181
Corn	Argentina	208.2	175	601
	Brazil	-	-	-
	Uruguay	-	-	-
Wheat	Argentina	5.8	236	884
	Uruguay	-	-	-
Sugar, Ethanol & Energy	**Country**	**Volume (thousands)**	**Local Sale price FCA $/unit**	**Local Sale price FOB cts/lb (1)**
2014/15 Harvest Year				
VHP Sugar	Brazil	306	380	17.1
Ethanol (2)	Brazil	87	658	-
Energy (MWh) (3)	Brazil	393	128	-
2015/16 Harvest Year				
VHP Sugar	Brazil	103	383	17.1
Ethanol (2)	Brazil	-	-	-
Energy (MWh) (3)	Brazil	409	113	-

1) Equivalent FOB price - includes freight, export taxes and fobbing costs (elevation, surveyor, quality certifications and customs costs).

2) Ethanol prices are net of ICMS and INSS

3) Considers exchange rate of 2.32 R$/US$

16

adecoagro
3Q14

The table below summarizes the results generated by Adecoagro's derivative positions as of 9M14 and in previous periods. Realized gains and losses correspond to results generated by derivative contracts that were closed. Unrealized gains and losses correspond to results generated by derivative positions that were still open at the end of the period, and therefore, may generate additional gains and losses in future periods.

Gain/Loss from derivative instruments

Farming	Open hedge positions [1] (thousand tons)	9M14 Gains/(Losses) (thousands $)			Gains/(Losses) Booked in 2013 (thousands $)	Harvest Year Gains/Losses (thousands $)
		Unrealized	Realized	Total 9M14		
2013/14 Harvest Year						
Soybean	6.1	17	(4,190)	(4,173)	(5)	(4,178)
Corn	41.1	806	(2,990)	(2,184)	8,174	5,990
Wheat	-	-	(1)	(1)	(247)	(248)
2013/14 Total		**823**	**(7,181)**	**(6,358)**	**7,922**	**1,564**
2014/15 Harvest Year						
Soybean	150.6	2,596	3,261	5,857	132	5,989
Corn	208.2	4,346	7,204	11,550	38	11,588
Wheat	-	-	(1)	(1)	-	(1)
2014/15 Total	**358.8**	**6,942**	**10,464**	**17,406**	**170**	**17,576**
2015/16 Harvest Year						
Soybean	21.8	206	10	216	-	216
Corn	6.4	8	0	8	-	8
2015/16 Total	**28**	**214**	**10**	**224**	**-**	**224**
Subtotal Farming (i)		**7,979**	**3,293**	**11,272**	**8,092**	**19,364**

Sugar, Ethanol & Energy	Open hedge positions [1] (thousand tons)	9M14 Gains/(Losses) (thousands $)			Gains/(Losses) Booked in 2013 (thousands $)	Harvest Year Gains/Losses (thousands $)
		Unrealized	Realized	Total 9M14		
2013/14 Harvest Year						
Sugar [2]	-	-	(536)	(536)	(4)	- (540)
Ethanol	-	-	-	-		
2013/14 Total	**-**	**-**	**(536)**	**(536)**	**(4)**	**(540)**
2014/15 Harvest Year						
Sugar [2]	46.0	537	2,880	3,417	2,150	5,341
Ethanol	1.7	(41.0)	31.6	(9.4)	-	(9.4)
2014/15 Total	**48**	**496**	**2,911**	**3,407**	**2,150**	**5,332**
2015/16 Harvest Year						
Sugar [2]	102.8	85.0	-	85.0	-	85.0
Ethanol	-	-	-	-	-	-
2015/16 Total	**102.8**	**85.0**	**-**	**85.0**	**-**	**85.0**
Subtotal Sugar, Ethanol and Energy (ii)		**581**	**2,375**	**2,956**	**2,146**	**4,877**
Total (i+ii)		**8,560**	**5,668**	**14,228**		**24,241**

Note: soybean, corn and wheat futures are traded on the Chicago Board of Trade (CBOT) and on the "Mercado a Término de Buenos Aires" (MATBA).

(1) Volume hedged by options contacts is determined by the ratio that compares the change in the price of the underlying asset to the corresponding change in the price of the derivative (delta).

(2) Sugar futures contracts are traded on the Intercontinental Exchange (ICE).

17

3Q14

Corporate Expenses

Corporate Expenses						
$ thousands	3Q14	3Q13	Chg %	9M14	9M13	Chg %
Corporate Expenses	(6,967)	(6,150)	13.3%	(16,514)	(16,367)	0.9%

Adecoagro's Corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarters staff, and certain professional fees, travel expenses, and office lease expenses, among others. Corporate expenses as of 9M14 were $16.5 million, essentially in line with 9M13.

Other Operating Income

Other Operating Income						
$ thousands	3Q14	3Q13	Chg %	9M14	9M13	Chg %
Gain / (Loss) from commodity derivative financial instrumer	17,436	1,690	931.7%	14,228	13,331	6.7%
Gain/(Loss) from forward contracts	(44)	(242)	(81.8%)	(176)	(276)	(36.2%)
Gain from disposal of subsidiary	-	-	- %	-	779	- %
Gain from disposal of farmland and other assets	788	-	- %	788	5,082	(84.5%)
Gain from disposal of other property items	(606)	(82)	- %	-	413	- %
Gain from disposal of financial assets	-	-	- %	-	1,188	- %
Other	(139)	97	- %	211	1,000	(78.9%)
Total	**17,436**	**1,462**	**1,092.6%**	**15,051**	**21,516**	(30.0%)

Other Operating Income in 3Q14 was $ 17.4 million, compared to $1.5 million in 3Q13. Results in 3Q14 were positively affected by a $17.4 million gain from the mark-to-market of our commodity hedge position, mainly corn and soybean.

On an accumulated basis, Other Operating Income for 9M14 totaled $15.1 million, compared to $21.5 million in 9M13. The year-over-year decrease is primarily related to the disposal of the Lagoa do Oeste and Mimoso coffee farms in Brazil and the Santa Regina farm in Argentina during 3Q13 which generated gains of $7.5 million. Despite having completed the sale of a 49.0% interest in Global Anceo S.L.U and Global Hisingen S.L.U, two Spanish subsidiaries for a total gain of $25.5 million during 2Q14, under IFRS accounting, the sale of a non-controlling interest in a subsidiary is accounted for as an equity transaction, with no gain or loss recognized in the consolidated statement of income.

18

adecoagro
3Q14

Financial Results

Financial Results						
$ thousands	**3Q14**	**3Q13**	**Chg %**	**9M14**	**9M13**	**Chg %**
Interest Expenses, net	(12,163)	(11,309)	(7.6%)	(36,579)	(31,316)	(16.8%)
Cash Flow Hedge - Transfer from Equity	(453)	-	- %	(5,062)	266	- %
FX Gain/(Loss), net	(3,621)	512	807.2%	(6,889)	(16,467)	58.2%
Gain/(Loss) from derivative financial Instruments	(904)	(5,780)	84.4%	(184)	(18,549)	99.0%
Taxes	(1,049)	(933)	(12.4%)	(3,003)	(2,911)	(3.2%)
Other Expenses, net	68	(671)	110.1%	(1,284)	(2,071)	38.0%
Total Financial Results	**(18,122)**	**(18,181)**	**0.3%**	**(53,001)**	**(71,048)**	**25.4%**

Our net financial results in 3Q14 totaled a loss of $18.1 million, essentially in line with 3Q13. This loss is primarily explained by: (i) interest expenses for $12.2 million related to our outstanding financial debt; (ii) a $3.6 million foreign currency loss resulting from the impact of the depreciation of the Argentine Peso and the Brazilian Real on our monetary assets and liabilities; (iii) a $1.0 million tax expense related to financial transactions (credit/debit tax); (iv) a $0.9 million loss from the mark-to-market of currency derivatives contracts and (v) a $0.5 million foreign exchange loss transferred to the income statement from equity according to Cash Flow Hedge ("CFH"). This loss reflects the impact of the accumulated depreciation of the Argentine Peso and the Brazilian Reais on our dollar denominated debt since July 1, 2013 (CFH adoption), proportionally to the debt payments made during 3Q14.

Indebtedness

Net Debt Breakdown			
$ thousands	**3Q14**	**2Q14**	**Chg %**
Farming	**87,902**	**95,772**	**(8.2%)**
Short term Debt	35,435	37,606	(5.8%)
Long term Debt	52,467	58,166	(9.8%)
Sugar, Ethanol & Energy	**697,650**	**686,573**	**1.6%**
Short term Debt	170,047	98,063	73.4%
Long term Debt	527,603	588,511	(10.3%)
Total Short term Debt	**205,482**	**135,669**	**51.5%**
Total Long term Debt	**580,070**	**646,676**	**(10.3%)**
Gross Debt	**785,553**	**782,345**	**0.4%**
Cash & Equivalents	196,792	199,327	(1.3%)
Net Debt	**588,761**	**583,018**	**1.0%**

As of September 30, 2014 Adecoagro's gross indebtedness was $785.6 million, 0.4% higher than the previous quarter.

In the Farming business, debt was reduced by a total of $7.9 million or 8.2% primarily using proceeds generated by the Land Transformation business. As a result, outstanding debt in the Farming business was $87.9 million.

In the Sugar, Ethanol and Energy business, outstanding debt increased by 1.6%. Long term debt was decreased by $60.9 million and short term debt increased by $72.0 million, primarily to finance the

19

3Q14

construction of the second phase of the Ivinhema mill which is expected to be fully operational at the start of the 2015 harvest season.

Cash and equivalents as of September 30, 2014, was $196.8 million, 1.3% lower than that of June 30, 2014.

As a result of the slight increase in outstanding debt, and the decrease in cash and equivalents, net debt during 3Q14 grew 1.0% from $583.0 million in 2Q13 to $588.8 million in 3Q14. As shown in the charts below, as of September 30, 2014, our debt maturity profile stands at 73.8% in the long term and 26.2% in the short term.


26%
74%
Short term
Long Term


1%
45%
54%
Brazilian Reals
US Dollars
Argentine Pesos

Capital Expenditures & Investments

Capital Expenditures & Investments						
$ thousands	**3Q14**	**3Q13**	**Chg %**	**9M14**	**9M13**	**Chg %**
Farming & Land Transformation	**3,196**	**2,863**	**11.6%**	**6,781**	**7,233**	**(6.2%)**
Land Acquisitions	-	-	-	-	-	-
Land Transformation	1,292	752	71.8%	2,302	1,717	34.1%
Rice Mill	1,405	338	315.7%	1,866	902	106.8%
Dairy Free Stall Unit	99	1,514	(93.5%)	890	3,647	(75.6%)
Others	400	259	54.5%	1,723	967	78.2%
Sugar, Ethanol & Energy	**74,574**	**36,113**	**106.5%**	**258,375**	**168,423**	**53.4%**
Sugar & Ethanol Mills	39,810	15,163	162.5%	167,210	99,480	68.1%
Sugarcane Planting	34,763	20,950	65.9%	91,165	68,944	32.2%
Total	**77,769**	**38,976**	**99.5%**	**265,156**	**175,656**	**51.0%**

Adecoagro's capital expenditures during 3Q14 totaled $77.8 million, 99.5% higher than 3Q13. Year-to-date, capital expenditures were $265.2 million, marking a 51.0% increase over the same period of the previous year.

In the Farming & Land Transformation business, capital expenditures were primarily allocated towards the expansion of rice milling capacity and the transformation of cattle pasture land into high yielding grain and rice farms.

20

3Q14

In the Sugar, Ethanol & Energy business, capital expenditures during 3Q14 were primarily directed to the expansion of our sugarcane plantations in Mato Grosso do Sul and the construction of the second phase of the Ivinhema mill, which is expected to increase its nominal crushing capacity to 5.0 million tons by early 2015.

Inventories

End of Period Inventories							
		Volume			thousand $		
Product	Metric	3Q14	3Q13	% Chg	3Q14	3Q13	% Chg
Soybean	tons	46,399	14,990	209.5%	12,463	4,700	165.2%
Corn (1)	tons	92,468	19,918	364.2%	8,486	2,791	204.1%
Wheat (2)	tons	12,977	2,034	538.1%	2,089	487	329.0%
Sunflower	tons	4,884	95	5,062.0%	1,876	39	4,727.0%
Cotton lint	tons	2,379	1,356	75.4%	3,792	2,389	58.7%
Rough Rice (3)	tons	53,526	81,098	(34.0%)	12,463	18,825	(33.8%)
Sugar	tons	66,064	71,063	(7.0%)	14,578	13,999	4.1%
Ethanol	m3	108,616	100,990	7.6%	47,846	51,208	(6.6%)

(1) Includes sorghum.

(2) Includes barley.

(3) Expressed in rough rice equivalent

Variations in inventory levels between 3Q14 and 3Q13 are attributable to: (i) changes in production volumes resulting from changes in planted area, production mix between different crops and yields obtained; (ii) different percentage of area harvested during the period; and (iii) changes in commercial strategy or selling pace for each product.

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3Q14

Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including our development of the Ivinhema mill and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in our other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3Q14

Appendix

Market Outlook


Soft Commodity Prices
(30 - 09 - 2014 = 100)
S X4 Comdty (SOYBEAN FUTURE Nov14)
C Z4 Comdty (CORN FUTURE Dec14)
SBH5 Comdty (SUGAR #11 (WORLD) Mar15)
W Z4 Comdty (WHEAT FUTURE(CBT) Dec14)
CTZ4 Comdty (COTTON NO.2 FUTR Dec14)
110
100
90
80
70
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
2013
2014

Crops and Grains:

Corn:

The closing price of corn December futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 3.66 in 3Q14, 28.1% lower than 3Q13, when the closing price averaged US$/bu 5.09. 2Q14 prices averaged USD/bu 4.79, 23.6% higher than 3Q14.

US corn crop production continues to grow due to excellent weather conditions and, hence, reports of early yields exceeding expectations. In line with market expectations, the United States Department of Agriculture ("USDA") continues increasing total production estimates every month. The World Agricultural Supply and Demand Estimates Report ("WASDE") published in October came out with a US production estimate at 14.475 billion bushels, 4.0% higher than last year and marking a record high. In addition, the USDA´s September grain stocks report, reported 55 million more bushels (or 5.0%) in storage than expected.

Brazilian 2013/14 production was 79.5 million metric tons or 3.0% lower than previous year, when production was at 81.5 million metric tons. Exports are delayed by 30% year-over-year so carry out is expected to increase. Based on USDA´s estimation, production for 2014/15 is estimated at 75.0 million metric tons, 5.0% lower than the 2013/14 crop. In Argentina, final production for the 2013/14 crop is at 25.2 million metric tons, 7.0% lower than previous year, when production was at 27.0 million metric tons. For

23

3Q14

2014/15, the USDA estimates production at 23.0 million metric tons, 8.0% lower than 2013/14. The decrease can be attributed to a reduction in planted area of corn and an increase in the planted area of soybean as a result of better productive margins given the current commodity prices.

World production for the 2013/14 crop stands at 988.566 million metric tons, 14.0% higher than previous year, when production was at 868.606 million metric tons. With a domestic demand estimated at 946.243 million metric tons, stock to use would be 18.3%, 15.0% higher than previous year, when stock to use was at 15.8%. For 2014/15, world production is estimated at 990.692 million metric tons and stock to use ration is expected to increase to 19.6%.

Soybean:

The closing price of soybeans November futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 10.43 in 3Q14, 13.1% lower than 3Q13, when the closing price averaged US$/bu 12.00. 2Q14 prices averaged USD/bu 12.25, 14.9% higher than 3Q14.

US soybeans crop production continues to grow due to excellent weather conditions and, hence, reports of early yields exceeding expectations. In line with market expectations, the USDA has continued increasing total production every month. WASDE report published on October came out with US production estimates at 3.927 billion bushels, 17.0% higher than last year and marking a record high. Yield estimation are also at a record high standing at 47.1 bu per acre.

Brazilian 2013/14 production stands at 86.0 million metric tons 5.0% higher than previous year, when production was at 82.0 million metric tons. The USDA estimates production for the 2014/15 crop at 94.0 million metric tons, 5.0% higher than the 2013/14 crop due to a higher planted area. In Argentina, final 2013/14 production is at 55.5 million metric tons, 13.0% higher than previous year when production was at 49.3 million metric tons and marking a record high. For 2014/15, USDA estimates production at 55.0 million metric tons.

China´s imports are expected to continue increasing, according to USDA. During 2013/14 season total exports from the three main soybean producers (US, Brazil and Argentina) are expected to finish 17.0% above previous season driven by a 10.0 million ton increase in China´s imports which currently stand at 69.0 million tons. For 2014/15, USDA estimates imports at 74.0 million tons.

World production for 2013/14 is at 285.012 million metric tons, 6.0% higher than previous year, when production was at 267.833 million metric tons. With a domestic demand estimated at 270.869 million metric tons, stock to use stands at 24.5%, 12.0% higher than previous year, when stock to use was at 21.9%. For 2014/15, world production is estimated at 311.201 million metric tons and stock to use ration is once again expected to increase again to 31.9%, an unprecedented level. Weather during last months of 2014 and initial 2015 will be key for South American crop development and define these figures.

Wheat:

The closing price of wheat December futures traded on the Chicago Board of Trade (CBOT) averaged US$/bu 5.44 in 3Q14, 21.4% lower than 3Q13, when the closing price averaged US$/bu 6.92. 2Q14 prices averaged USD/bu 6.83, 20.4% higher than 3Q14.

Although global wheat supply is the tightest of the major grains, wheat prices are still reacting to other crops. WASDE report published on October came out with 2013/14 world production estimate at 715.133 million bushels, 9.0% higher than previous year and the fifth record-breaking crop in the past seven years. However, rain during the harvest has damaged quality in the US and EU. Rains also damaged quality to some degree in South America. For 2014/15, world production is estimated at 721.115 million metric tons,

3Q14

1.0% higher than current year, and stock to use would be 27.0%, 1.0% higher than previous year, when stock to use was at 26.7%.

Cotton:

The closing price of cotton December futures traded on the Chicago Board of Trade (CBOT) averaged US$/lb 65.99 in 3Q14, 27.6% lower than 3Q13, when the closing price averaged USc/lb 78.58. 2Q14 prices averaged USc/lb 80.04, 17.5% higher than 3Q14.

WASDE report published on October came out with 2013/14 world production estimate at 119.595 million bales, 2.0% lower than previous year. However, stock to use is estimated at 93.9%, 11.0% higher than previous year. For 2014/15, world production is estimated at 119.371, fairly in line with current year, and stock to use stands at 94.3%, the highest ratio in the past seven years.

Sugar, Ethanol and Energy:

During the third quarter of 2014, the Brazilian Center-South region reached an accumulated crushing of 441.54 million tons, marking a 0.24% decrease when compared to same period of the previous year. The crushing was particularly low in September, due to the large amount of rains that hit the main cane-growing regions, affecting fieldwork and crush activities. Crushing was also affected by a decrease in yields as a result of the severe summer drought. According to UNICA, by the end of September 2014, 10 mills had already finished their operations due to a lack of cane availability. While the drought impacted yields in several sugarcane regions, the drought had positively impacted the TRS content, which totaled 135,62 kg (from April to September), marking a 2.0% increase over the same period of the previous year. Low sugar prices at the international market led mills to slight shift production towards ethanol, as the cumulative sugar mix totaled 43.95%, a drop of 1.25% YoY.

Sugar:

Raw sugar prices fell sharply during 3Q14, reaching 13.50 c/lb on September 19, for the first time since April 2009, but partially recovering by the end of the quarter. On average, prices were 8.0% compared to 2Q14 and 5.0% if compared to the same period of 2013. The four consecutive years of surpluses resulted in large stocks being built at destination, and consequently slowing down demand. This resulted in inventory increase at origin as well, especially in Thailand, which faced 3 successive record crops. With the new Thai crop approaching and the deterioration of the sugar in stock, carrying forward became an issue and delivering against the October 2014 futures perceived as the only home for sugar stocks. Rumors that part of the Thai surplus was sold to the Middle East helped the market to partially recover, however still more than 500,000 MT of raw sugar was delivered to the October 2014 futures.

Production Update:

Brazil: In Brazil, by the end of September 2014, the cumulative sugar output was 1.0% behind 2013, but by the 2nd half of September, production started to slow down decreasing by 29.0% year-over-year.

Thailand: In Thailand, sugarcane remains one of the most profitable crops and the government encouraged a switch from rice to sugarcane in non-irrigated areas. However, dry weather prevailed from January to April in the key central-west area at the early stage of the growing season. Some rain occurred thereafter but the overall weather conditions were far from ideal this year. With that, cane production is expected at around 100.0 MT and sugar output could reach 10.4 million tons in the 2014/15 crop (almost 1.0 MT less than the previous one).

3Q14

India: Despite the weak start of the monsoon and a substantial decrease in planted area in northern India, particularly Uttar Pradesh, the 2014/15 Indian crop is expected to reach the 24.50MT to 25.0 MT. This is due to increased irrigation and the significant growth in planted area in Maharashtra and Karnataka.

China: Chinese domestic stocks were estimated at approximately 9.6 MT by the end of September. This is 2.6 MT more than one year ago and accounts for 8 months of consumption. Domestic prices continue under pressure, falling around 10.0% since the beginning of July and keeping the import parity closed. The area harvested during the 2014/15 season expected to be down and sugar production at around 12.5 MT, 800 thousand tons below the previous season.

EU: The 2014/15 EU crop started on favorable grounds given an early sowing, favorable weather throughout the summer. Assuming no disruption to the crushing season, the EU should produce around 17 MT of sugar this year, an increase of 1.6 MT more than in the previous season.

Ethanol:

Ethanol prices, during the third quarter, continue to weaken as a combination of the fast pace of the crop, higher inventories and disappointing demand. According to Esalq index (Escola Superior de Agricultural Luiz de Queiroz), compared to previous quarter, hydrous prices fell 3.0% and anhydrous 4.0%. However, when compared to last year, both hydrous and anhydrous showed an improvement of 8.0%. The Brazilian government has approved a change in the law, that modify the maximum anhydrous blend rate in gasoline from 25.0% to 27,5%. Nevertheless, this change will only be implemented by the government after a blend rate feasibility study is conducted by Petrobras.

Energy:

Energy prices throughout 3Q14 were lower compared to 2Q13, but far above the historical average. The average price was 680.82 BRL/MWh, which is 173.0% above same period last year. From August to September, spot price remained above 700.0 BRL/MWh, which is equivalent to more than 85.0% of the energy ceiling price established by the government. For the upcoming months, prices are expected to stay above 600.0 BRL/MWh, as Southeast reservoirs levels are at 25.8% of capacity versus 55.1% from last year.

3Q14

Segment Information - Reconciliation of Non-IFRS measures (Adjusted EBITDA & Adjusted EBIT) to Profit/(Loss)

We define Adjusted EBITDA for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before depreciation and amortization and unrealized changes in fair value of long-term biological assets and adjusted by profit or loss from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under the line item “Reserve from the sale of minority interests in subsidiaries”.

We define Adjusted EBIT for each of our operating segments as the segment’s share of consolidated profit from operations before financing and taxation for the year or period, as applicable, before unrealized changes in fair value of long-term biological assets and adjusted by profit from discontinued operations and by gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland which are reflected in our Shareholders Equity under “Reserve from the sale of minority interests in subsidiaries”.

We believe that Adjusted EBITDA and Adjusted EBIT are for the Company and each operating segment, respectively important measures of operating performance because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation and amortization), tax consequences (income taxes), unrealized changes in fair value of long term biological assets, foreign exchange gains or losses and other financial expenses. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted EBITDA and Adjusted EBIT differently, and therefore Adjusted EBITDA and Adjusted EBIT may not be comparable to similarly titled measures used by other companies. Adjusted EBITDA and Adjusted EBIT are not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, profit from operations before financing and taxation and other measures determined in accordance with IFRS.

adecoagro

3Q14

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q14

$ thousands	Crops	Rice	Dairy	Others	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	24	21,300	2,171	349	23,844	117,119	-	-	140,963
Cost of manufactured products sold and services rendered	-	(18,093)	(2,042)	(582)	(20,717)	(75,090)	-	-	(95,807)
Gross Profit from Manufacturing Activities	**24**	**3,207**	**129**	**(233)**	**3,127**	**42,029**	**-**	**-**	**45,156**
Sales of agricultural produce and biological assets	53,786	480	7,537	-	61,803	-	-	-	61,803
Cost of agricultural produce and biological assets	(53,786)	(480)	(7,537)	-	(61,803)	-	-	-	(61,803)
Initial recog. and changes in FV of BA and agricultural produce	986	455	3,041	383	4,865	(4,356)	-	-	509
Gain from changes in NRV of agricultural produce after harvest	2,914	-	-	-	2,914	-	-	-	2,914
Gross Profit from Agricultural Activities	**3,900**	**455**	**3,041**	**383**	**7,779**	**(4,356)**	**-**	**-**	**3,423**
Gross Margin Before Operating Expenses	**3,924**	**3,662**	**3,170**	**150**	**10,906**	**37,673**	**-**	**-**	**48,579**
General and administrative expenses	(1,183)	(768)	(389)	(52)	(2,392)	(6,639)	-	(6,574)	(15,605)
Selling expenses	(1,384)	(2,267)	(192)	(11)	(3,854)	(16,123)	-	(401)	(20,378)
Other operating income, net	16,603	(249)	60	2	16,416	1,011	-	8	17,435
Share of gain/(loss) of joint ventures	(231)	-	-	-	(231)	-	-	-	(231)
Profit from Operations Before Financing and Taxation	**17,729**	**378**	**2,649**	**89**	**20,845**	**15,922**	**-**	**(6,967)**	**29,800**
(+) Profit from discontinued operations	-	-	-	-	-	-	-	-	-
(+) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	-	-	8,003	-	-	**8,003**
(+) Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	(67)	-	(67)
Adjusted EBIT	**17,729**	**378**	**2,649**	**89**	**20,845**	**23,925**	**(67)**	**(6,967)**	**37,736**
(-) Depreciation PPE	499	798	389	102	1,788	30,763	-	-	32,551
Adjusted EBITDA	**18,228**	**1,176**	**3,038**	**191**	**22,633**	**54,688**	**(67)**	**(6,967)**	**70,287**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**70,287**
(-) Initial recog. and changes in F.V. of BA (unrealized)									(8,003)
(-) Reserve from the sale of minority interests in subsidiaries									67
(-) Depreciation PPE									(32,551)
(-) Financial result, net									(18,122)
(-) Income Tax (Charge)/Benefit									(432)
Profit/(Loss) for the Period									**11,246**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 3Q13

$ thousands	Crops	Rice	Dairy	Others	**Farming**	**Sugar, Ethanol & Energy**	**Land Transformation**	**Corporate**	**Total**
Sales of manufactured products and services rendered	30	24,029	-	851	24,910	76,265	-	-	101,175
Cost of manufactured products sold and services rendered	-	(18,687)	-	(21)	(18,708)	(44,238)	-	-	(62,946)
Gross Profit from Manufacturing Activities	**30**	**5,342**	**-**	**830**	**6,202**	**32,027**	**-**	**-**	**38,229**
Sales of agricultural produce and biological assets	66,057	827	8,231	199	75,314	-	-	-	75,314
Cost of agricultural produce and biological assets	(66,057)	(827)	(8,231)	(199)	(75,314)	-	-	-	(75,314)
Initial recog. and changes in FV of BA and agricultural produce	796	512	2,394	(691)	3,011	(7,930)	-	-	(4,919)
Gain from changes in NRV of agricultural produce after harvest	5,327	-	-	-	5,327	-	-	-	5,327
Gross Profit from Agricultural Activities	**6,123**	**512**	**2,394**	**(691)**	**8,338**	**(7,930)**	**-**	**-**	**408**
Margin Before Operating Expenses	**6,153**	**5,854**	**2,394**	**139**	**14,540**	**24,097**	**-**	**-**	**38,637**
General and administrative expenses	(1,031)	(1,071)	(240)	(310)	(2,652)	(4,190)	-	(6,148)	(12,990)
Selling expenses	(2,498)	(3,683)	(130)	(48)	(6,359)	(11,081)	-	(2)	(17,442)
Other operating income, net	2,714	116	(19)	16	2,827	(1,365)	-	-	1,462
Share of gain/(loss) of joint ventures	(5)	-	-	-	(5)	-	-	-	(5)
Profit from Operations Before Financing and Taxation	**5,333**	**1,216**	**2,005**	**(203)**	**8,351**	**7,461**	**-**	**(6,150)**	**9,662**
(+) Profit from discontinued operations	-	-	-	-	-	-	-	-	-
(+) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	136	142	278	11,882	-	-	**12,160**
(+) Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	-	-	-
Adjusted EBIT	**5,333**	**1,216**	**2,141**	**(61)**	**8,629**	**19,343**	**-**	**(6,150)**	**21,822**
(-) Depreciation PPE	500	1,141	241	164	2,046	19,890	-	-	21,936
Adjusted EBITDA	**5,833**	**2,357**	**2,382**	**103**	**10,675**	**39,233**	**-**	**(6,150)**	**43,758**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**43,758**
(-) Initial recog. and changes in F.V. of BA (unrealized)									(12,160)
(-) Depreciation PPE									(21,936)
(-) Financial result, net									(18,181)
(-) Income Tax (Charge)/Benefit									2,421
Profit/(Loss) for the Period									**(6,098)**

28

adecoagro
3Q14

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 9M14									
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	141	73,183	2,493	1,137	76,954	253,746	-	-	330,700
Cost of manufactured products sold and services rendered	-	(57,421)	(2,364)	(615)	(60,400)	(161,502)	-	-	(221,902)
Gross Profit from Manufacturing Activities	**141**	**15,762**	**129**	**522**	**16,554**	**92,244**	**-**	**-**	**108,798**
Sales of agricultural produce and biological assets	152,127	1,940	21,158	-	175,225	-	-	-	175,225
Cost of agricultural produce and biological assets	(152,127)	(1,940)	(21,158)	-	(175,225)	-	-	-	(175,225)
Initial recog. and changes in FV of BA and agricultural produce	43,857	12,012	6,931	(3)	62,797	(22,428)	-	-	40,369
Gain from changes in NRV of agricultural produce after harvest	1,210	-	-	-	1,210	-	-	-	1,210
Gross Profit from Agricultural Activities	**45,067**	**12,012**	**6,931**	**(3)**	**64,007**	**(22,428)**	**-**	**-**	**41,579**
Gross Margin Before Operating Expenses	**45,208**	**27,774**	**7,060**	**519**	**80,561**	**69,816**	**-**	**-**	**150,377**
General and administrative expenses	(3,266)	(2,370)	(1,166)	(136)	(6,938)	(16,771)	-	(15,530)	(39,239)
Selling expenses	(3,413)	(11,393)	(464)	(24)	(15,294)	(35,348)	-	(1,129)	(51,771)
Other operating income, net	11,358	(14)	80	(13)	11,411	3,495	-	145	15,051
Share of gain/(loss) of joint ventures	(462)	-	-	-	(462)	-	-	-	(462)
Profit from Operations Before Financing and Taxation	**49,425**	**13,997**	**5,510**	**346**	**69,278**	**21,192**	**-**	**(16,514)**	**73,956**
(+) Profit from discontinued operations	-	-	-	-	-	-	-	-	-
(+) Initial recog. and changes in F.V. of long term BA (unrealized)	-	-	-	-	-	11,340	-	-	11,340
(+) Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-	25,508	-	25,508
Adjusted EBIT	**49,425**	**13,997**	**5,510**	**346**	**69,278**	**32,532**	**25,508**	**(16,514)**	**110,804**
(-) Depreciation PPE	1,493	2,470	1,164	311	5,438	61,578	-	-	67,016
Adjusted EBITDA	**50,918**	**16,467**	**6,674**	**657**	**74,716**	**94,110**	**25,508**	**(16,514)**	**177,820**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**177,820**
(-) Initial recog. and changes in F.V. of BA (unrealized)									(11,340)
(-) Reserve from the sale of minority interests in subsidiaries									(25,508)
(-) Depreciation PPE									(67,016)
(-) Financial result, net									(53,001)
(-) Income Tax (Charge)/Benefit									(5,661)
Profit/(Loss) for the Period									**15,294**

Adjusted EBIT & Adjusted EBITDA Reconciliation to Profit/Loss - 9M13									
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of manufactured products and services rendered	372	76,196	-	2,715	79,283	201,313	-	-	280,596
Cost of manufactured products sold and services rendered	-	(63,904)	-	(69)	(63,973)	(118,279)	-	-	(182,252)
Gross Profit from Manufacturing Activities	**372**	**12,292**	**-**	**2,646**	**15,310**	**83,034**	**-**	**-**	**98,344**
Sales of agricultural produce and biological assets	168,652	2,070	22,475	1,055	194,252	-	-	-	194,252
Cost of agricultural produce and biological assets	(168,652)	(2,070)	(22,475)	(1,055)	(194,252)	-	-	-	(194,252)
Initial recog. and changes in FV of BA and agricultural produce	18,550	5,985	5,124	(7,628)	22,031	(42,838)	-	-	(20,807)
Gain from changes in NRV of agricultural produce after harvest	9,744	-	-	121	9,865	-	-	-	9,865
Gross Profit from Agricultural Activities	**28,294**	**5,985**	**5,124**	**(7,507)**	**31,896**	**(42,838)**	**-**	**-**	**(10,942)**
Margin Before Operating Expenses	**28,666**	**18,277**	**5,124**	**(4,861)**	**47,206**	**40,196**	**-**	**-**	**87,402**
General and administrative expenses	(3,137)	(3,461)	(776)	(866)	(8,240)	(14,548)	-	(16,262)	(39,050)
Selling expenses	(5,144)	(11,929)	(336)	(488)	(17,897)	(27,693)	-	(161)	(45,751)
Other operating income, net	6,742	390	20	(297)	6,855	7,686	6,919	56	21,516
Share of gain/(loss) of joint ventures	(41)	-	-	-	(41)	-	-	-	(41)
Profit from Operations Before Financing and Taxation	**27,086**	**3,277**	**4,032**	**(6,512)**	**27,883**	**5,641**	**6,919**	**(16,367)**	**24,076**
(+) Profit from discontinued operations	**-**	**-**	1,767	-	1,767	-	**-**	**-**	**1,767**
(+) Initial recog. and changes in F.V. of long term BA (unrealized)	**-**	**-**	234	7,419	7,653	29,709	**-**	**-**	**37,362**
(+) Reserve from the sale of minority interests in subsidiaries	-	-	-	-	-	-			-
Adjusted EBIT	**27,086**	**3,277**	**6,033**	**907**	**37,303**	**35,350**	**6,919**	**(16,367)**	**63,205**
(-) Depreciation PPE	1,618	3,675	776	355	6,424	44,591	-	-	51,015
Adjusted EBITDA	**28,704**	**6,952**	**6,809**	**1,262**	**43,727**	**79,941**	**6,919**	**(16,367)**	**114,220**
Reconciliation to Profit/(Loss)									
Adjusted EBITDA									**114,220**
(-) Initial recog. and changes in F.V. of BA (unrealized)									(37,362)
(-) Depreciation PPE									(51,015)
(-) Financial result, net									(71,048)
(-) Income Tax (Charge)/Benefit									14,760
Profit/(Loss) for the Period									**(30,445)**

29

3Q14

Condensed Consolidated Interim Statement of Income

Condensed Consolidated Interim Financial Statements

3Q14

Condensed Consolidated Interim Statement of Cash Flow

3Q14

Condensed Consolidated Interim Balance sheet